UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*

                        Battle Mountain Gold Company
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                              (Name of Issuer)

                  Common Stock, par value $0.10 per share
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                        (Title Class of Securities)

                                  07159310
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                               (CUSIP Number)

                             Kevin N. Thompson
               Vice-President, Secretary and General Counsel
                                Noranda Inc.
            P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                          Toronto, Ontario M5J 2T3
                               (416) 982-7475
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                               June 21, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 07159310                                      Page 2 of 14  Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           65,242,526 shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         65,242,526 shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65,242,526 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%

14  TYPE OF REPORTING PERSON*

    CO

                                SCHEDULE 13D

CUSIP No. 07159310                                      Page 3 of 14  Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Brascan Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65,242,526 shares indirectly through its interest in its affiliate, Noranda Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%

14  TYPE OF REPORTING PERSON*

    CO

                            SCHEDULE 13D

CUSIP No. 07159310                                      Page 4 of 14  Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65,242,526 shares indirectly through its interest in its affiliate, Noranda Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%

14  TYPE OF REPORTING PERSON*

    CO

     This Amendment No. 5 to the Schedule 13D originally filed on July 30, 1996, as amended by Amendment No. 1 thereto filed on February 18, 1998, Amendment No. 2 thereto filed on May 6, 1998, Amendment No. 3 thereto filed on January 26, 2000 and Amendment No. 4 thereto filed on February 10, 2000 relating to the common stock, par value $0.10 per share, of Battle Mountain Gold Company, a corporation incorporated under the laws of the State of Nevada ("BMG"), is being filed by Noranda Inc. ("Noranda"), EdperPartners Limited and Brascan Corporation (formerly named EdperBrascan Corporation) to reflect the execution by Noranda of a Support/Voting Agreement with regard to the merger agreement among BMG, Newmont Mining Corporation ("Newmont") and Bounty Merger Corp., a wholly owned subsidiary of Newmont.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is further amended to add the following paragraph:

     On June 21, 2000, BMG announced that it had entered into an Agreement and Plan of Merger, dated as of June 21, 2000, among BMG, Newmont Mining Corporation ("Newmont"), and Bounty Merger Corp., a wholly-owned subsidiary of Newmont (the "Merger Agreement"), pursuant to which BMG will become a wholly owned subsidiary of Newmont. In connection with the transactions contemplated under the Merger Agreement, each share of BMG's common stock and each exchangeable share of Battle Mountain Canada Ltd., a subsidiary of BMG ("Battle Mountain Canada"), will be converted into the right to receive
0.105 shares of Newmont's common stock. Concurrently with the signing of the Merger Agreement, Noranda entered into a Support/Voting Agreement, dated June 21, 2000, with Newmont and BMG under which Noranda, among other things, agreed to vote all common stock of BMG and all exchangeable shares of Battle Mountain Canada owned by Noranda to approve the Merger Agreement and a related Plan of Arrangement involving Battle Mountain Canada.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is further amended to add the following paragraph:

     For information with regard to the Support/Voting Agreement, dated June 21, 2000, between Noranda, Newmont and BMG, reference is made to Item 4 herein.

ITEM 7.   MATERIALS FILED AS EXHIBITS.

     Schedule 1: Joint Filing Agreement.

     Exhibit 1: Support/Voting Agreement, dated June 21, 2000, among Noranda, Newmont and BMG.

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

June 26, 2000


                                    NORANDA INC.

                                    By: /s/ Aaron W. Regent
                                        ------------------------------------
                                        Name:  Aaron W. Regent
                                        Title: Executive Vice-President
                                               and Chief Financial Officer

                                    EDPERPARTNERS LIMITED

                                    By: /s/ David W. Kerr
                                        ------------------------------------
                                        Name:  David W. Kerr
                                        Title: Co-Chief Executive

                                    BRASCAN CORPORATION

                                    By: /s/Robert J. Harding
                                        ------------------------------------
                                        Name:  Robert S. Harding
                                        Title: Chairman

                                 SCHEDULE 1
                           JOINT FILING AGREEMENT
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Battle Mountain Gold Company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement this 26th day of June 2000.

                                    NORANDA INC.

                                    By: /s/ Aaron W. Regent
                                        ------------------------------------
                                        Name:  Aaron W. Regent
                                        Title: Executive Vice-President
                                               and Chief Financial Officer

                                    EDPERPARTNERS LIMITED

                                    By: /s/ David W. Kerr
                                        ------------------------------------
                                        Name:  David W. Kerr
                                        Title: Co-Chief Executive

                                    BRASCAN CORPORATION

                                    By: /s/Robert J. Harding
                                        ------------------------------------
                                        Name:  Robert S. Harding
                                        Title: Chairman